   **Josh D'Angelo**

MovementX Investment Opportunity

Josh D'Angelo


Hi all,

Thank you for your interest in investing in MovementX! It's because of supporters like you that we are at this stage, and we are excited to explore taking our growth to the next level together.

Below is more information on our raise and next steps:

- **MX Pitch and Terms:** Here is a video walking you through...
  - 1. Our Company Pitch
  - 2. How we arrived at the decision to fundraise
  - 3. The terms we landed on (a SAFE with a 10% discount and $12M valuation cap) and the WeFunder process
- **Q/A with the Exec Team:** Next Thur, Mar 14th at 5pm EST / 2pm PST, we will have a Q/A about the investment opportunity with the MX Exec Team. The calendar invite should be in your inbox! We'd be happy to answer any questions you have by email or at that time.

Reservations are open on WeFunder if you'd like to reserve a spot, and spots are available until our maximum is reached.

As a quick Summary, if you prefer to read through everything, here's a bit more information:

Why now: This round is designed to accelerate our impact after finding a strong product-market fit and track record of growth. Over the years we have demonstrated that our growth is not only consistent, but repeatable, and with validated growth hypotheses we hope to repeat our success on a larger scale.

By the numbers, we have:

- Averaged y/y growth of 110% in the past 5 years
- Received >1,400 provider applications
- Served >11k patients
- Completed >50k physical therapy sessions
- Amassed >1k 5-star patient reviews

If you'd like to dive deeper, here are a few more resources to explore:

- Our WeFunder profile, including a 'what they're saying' section from a few of our internal community members who have invested
- Our MX Investment Opportunity FAQs and WeFunder's FAQs
- Learn more about SAFEs

If you have any questions or would find anything else particularly helpful, please let me know and I'm happy to ensure it's answered tomorrow or during our Q/A or by email. And lastly, here are the mandatory disclosures:

Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Many thanks for your consideration and all the support you have offered through the years. We are excited to continue expanding exponentially and delivering a positive impact to help people move and live their best.

With appreciation and gratitude for your support and consideration,

Josh, Keaton, Scott, and Fred

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Dr. Josh D'Angelo

Physical Therapist & CEO at **MovementX** *(he / him)*